Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198597

PROSPECTUS SUPPLEMENT NO. 2

TO THE PROSPECTUS DATED SEPTEMBER 25, 2014

Pershing Gold Corporation

This Prospectus Supplement No. 2 updates, amends and supplements our Prospectus dated September 25, 2014, as previously amended on November 21, 2014 (the “Prospectus”).

We have attached to this Prospectus Supplement No. 2 the Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 20, 2015. The attached information updates, amends and supplements the Prospectus.

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 2 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 2 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 5 of the Prospectus and on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 26, 2014, for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 22, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

___________________________________________________________________

Date of Report (Date of earliest event reported): January 14, 2015

Pershing Gold Corporation

(exact name of registrant as specified in its charter)

Nevada	000-54710	26-0657736
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado	80401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 974-7248

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On January 14, 2015, Pershing Gold Corporation (the “Company”) and Gold Acquisition Corp. (“GAC”), a wholly owned subsidiary of the Company, entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated January 13, 2015 with Newmont USA Limited (“Newmont”) pursuant to which the Company acquired certain properties and rights to properties that had been previously leased and subleased to the Company by Newmont. These properties and rights are included in the approximately 25,000 acres of Relief Canyon properties located in and near the Company’s Relief Canyon Project in Pershing County, Nevada that the Company has held since April 2012. The purchase price paid by the Company was $6.0 million. The Company also agreed to a two percent (2%) net smelter returns production royalty payable to Newmont on the Newmont Claims (defined below) and the Leased Properties (defined below). The closing of the transactions contemplated by the Asset Purchase Agreement, which are described below, was completed on January 15, 2015.

Acquisition of Unpatented Mining Claims

Pursuant to the Asset Purchase Agreement, GAC acquired from Newmont 74 unpatented lode mining claims (the “Newmont Claims”) comprising approximately 1,300 acres. Prior to this transaction, the Company had leased the Newmont Claims from Newmont pursuant to a Minerals Lease and Sublease dated June 15, 2006 (the “2006 Minerals Lease and Sublease”).

New Mining Lease with Property Owners Replacing Portion of Sublease from Newmont

As part of the transactions completed pursuant to the Asset Purchase Agreement, GAC entered into a Mining Lease (the “2015 Mining Lease”) with New Nevada Resources, LLC and New Nevada Lands, LLC (the “Owners”), covering certain fee lands (the “Leased Properties”) included in the Company’s Relief Canyon properties. Prior to these transactions, the Company had subleased the Leased Properties from Newmont pursuant to the 2006 Minerals Lease and Sublease. Newmont leased the Leased Properties originally pursuant to (i) a Minerals Lease dated August 17, 1987 (the “1987 Minerals Lease”) and (ii) a Mining Lease dated June 1, 1994 (the “1994 Mining Lease”). The 2015 Mining Lease has replaced, with respect to the Leased Properties, the 2006 Minerals Lease and Sublease, the 1987 Minerals Lease and the 1994 Mining Lease. The 2015 Mining Lease has a term of twenty years and for as long thereafter as any mining, development or processing operations are being conducted on a continuous basis. The 2015 Mining Lease contains customary terms and conditions, including an advance royalty and a 2.5% net smelter returns production royalty on the Leased Properties payable to the Owners.

New Terms for Remaining Portion of Sublease from Newmont

Also as part of the transactions completed pursuant to the Asset Purchase Agreement, Newmont and the Owners replaced a portion of the 1987 Minerals Lease with a new Mining Lease (the “2015 Newmont Lease”) covering other fee lands included in the Company’s Relief Canyon properties (the “Subleased Properties”) and subleased by the Company from Newmont pursuant to the 2006 Minerals Lease and Sublease. The 2015 Newmont Lease has a term of twenty years and for as long thereafter as any mining, development or processing operations are being conducted or a continuous basis. The 2015 Newmont Lease contains customary terms and conditions, including an advance royalty and a 2.5% net smelter returns production royalty on the Subleased Properties payable to the Owners. The Company continues to hold rights to the Subleased Properties pursuant to its 2006 Minerals Lease and Sublease with Newmont.

As part of the Asset Purchase Agreement transactions, Newmont and the Company entered into an amendment of the 2006 Minerals Lease and Sublease (the “Third Amendment”), pursuant to which the Company agreed to a $2.6 million work commitment on the properties remaining subject to the 2006 Minerals Lease and Sublease to be expended by the seventh anniversary of the effective date of the Third Amendment. As of mid December 2014, the Company can credit approximately $2.4 million in exploration expenditures already incurred against the $2.6 million work commitment.

Additional Effects of Transactions

As a result of the transactions pursuant to the Asset Purchase Agreement, the Newmont Claims and the Leased Properties are no longer subject to the 2006 Minerals Lease and Sublease or to any rights of Newmont other than the 2% royalty referenced above. The Newmont Claims and Leased Properties, together with properties already owned by the Company, include the lands on which the existing Relief Canyon mine and processing facilities are located, lands to the south and west of the current mine pits that the Company believes are prospective for potential expansion of the Relief Canyon deposit, and lands that could in the future be used for new or expanded mine support facilities, including potential waste rock storage.

Also as a result of these transactions, the Newmont Claims and the Leased Properties are no longer subject to Newmont’s right under the 2006 Minerals Lease and Sublease, exercisable under certain circumstances, to either (i) enter into a joint venture with the Company with respect to the Newmont Claims and Leased Properties under which Newmont would hold a 51% interest, or (ii) to convey the Newmont Claims and Leased Properties to the Company retaining a 3% to 5% sliding scale net smelter returns royalty and a $1.5 million production bonus, as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

In addition, under the 2015 Mining Lease and the Company’s sublease of the 2015 Newmont Lease, the primary term of the Company’s leasehold interests in the Leased Properties and Subleased Properties has been extended through January 15, 2035.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 20, 2015

PERSHING GOLD CORPORATION

By:	/s/ Eric Alexander
Eric Alexander
Vice President of Finance and Controller

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